Ratio of Income To Combined Fixed Charges And Preferred Stock Dividends
The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown:

	For the 9 Months
	Ended	For the Year Ended
	September 30, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010
	(dollars in thousands)
Net income before taxes	134,969	589,207	362,688	327,768	137,935	249,161
Add: fixed charges (interest expense) (1)	227,748	200,430	123,856	146,781	150,787	152,236
preferred stock dividend
Income as adjusted	362,717	789,637	486,544	474,549	288,722	401,397
Fixed charges (interest expense) + preferred stock dividend	227,748	200,430	123,856	146,781	150,787	152,236
Ratio of income (losses) to combined fixed charges
and preferred stock dividends	1.59x	3.94x	3.93x	3.23x	1.91x	2.64x

Deficiency	$-	$-	$-	$-	$-	$-

(1) Includes effect of realized losses on interest rate swaps.